CM



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

02003815

hours per response

| SEC FILE NUMBER |
|---|
| 8- 45380 |

# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III



3/6/02 FV

## FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

PORTFOLIO RESOURCES GROUP, INC.

| OFFICIAL USE ONLY |
|---|
| FIRM ID. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1101 BRICKELL AVENUE, SUITE 1401
(No. and Street)

| MIAMI | FLORIDA | 33131 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

ANTONIO CAMEJO (305) 372-0299
(Area Code — Telephone No.)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

FINKELSTEIN BROWN NEMET & ROTHCHILD, P.A.
(Name — *if individual, state last, first, middle name*)

| 6401 GALLOWAY ROAD, SUITE 203 | MIAMI | FLORIDA | 33173 |
|---|---|---|---|
| (Address) | (City) | (State) | Zip Code) |

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 15 2002
THOMSON
FINANCIAL

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountar must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

# OATH OR AFFIRMATION

I, ANTONIO CAMEJO, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of PORTFOLIO RESOURCES GROUP, INC., as of DECEMBER 31, XX 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

SEE ATTACHED LIST



NOTARY PUBLIC
STATE OF FLORIDA
SHARON L. VERNON
MY COMMISSION # CC 755494
EXPIRES: 08/28/2002
1-800-3-NOTARY Fla. Notary Services & Bonding Co.


Notary Public

Signature

PRESIDENT & GENERAL PRINCIPAL

Title

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

| | |
|---|---|
| GY13016 | James Brewer Carias and Carmen Elena Sosa Brewer |
| GY12357 | Juan Ignacio Sosa and Maria Elena Vers |
| GY13013 | Inversiones Sosabas |
| GY13195 | Inversiones Sub-Account |
| GY13061 | Inversiones Par B |
| GY13183 | Capital Management Resources, A V V |
| GY13026 | Inversora Severena |
| GY13085 | Kymberle Finance |
| GY13120 | Briceno & Asociados |
| GY13302 | Inversiones Sosabas Sub Acct #4 |
| GY13330 | Welsher Enterprises S.A. |

PORTFOLIO RESOURCES GROUP, INC.

CONTENTS

**Finkelstein**
**Brown**
**Nemet**
**& Rothchild, P.A.**
CERTIFIED PUBLIC ACCOUNTANTS

**6401 S.W. 87th Avenue • Suite 203**
**Miami, Florida 33173**

**2525 N. State Road., 7 • Suite 205**
**Hollywood, Florida 33021**

**Dade: (305) 595-2727**
**Broward: (954) 437-0017**
**Fax: (305) 595-4691**
**web: www.cpasfla.com**
**e-mail: fbnr@cpasfla.com**

# INDEPENDENT AUDITOR'S REPORT

To the Board of Directors and Stockholders
Portfolio Resources Group, Inc.

We have audited the statement of financial condition of Portfolio Resources Group, Inc. as of December 31, 2001 and the related statements of operations, changes in stockholders' equity and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Portfolio Resources Group, Inc. as of December 31, 2001, and the results of its operations and its cash flows for the year then ended in conformity with generally accepted accounting principles.

Our audit was conducted for the purposes of forming an opinion on the basic financial statements taken as a whole.

The information contained on pages 9 and 10 is presented for purposes of additional analysis and is not required as part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



FINKELSTEIN BROWN NEMET & ROTHCHILD, P.A.

Miami, Florida
February 20, 2002

# PORTFOLIO RESOURCES GROUP, INC.
# STATEMENT OF FINANCIAL CONDITION
# DECEMBER 31, 2001

## ASSETS

| | |
|---|---|
| Money Market Fund | $ 213,754 |
| Deposit With Clearing Organization | 200,000 |
| Commissions Receivable | 16,046 |
| Prepaid Expenses | 1,666 |
| Computer Equipment (Net of Accumulated Depreciation of $7,334) | 1,193 |
| Computer Software (Net of Accumulated Depreciation of $19,019) | 2,925 |
| | $ 435,584 |

## LIABILITIES AND STOCKHOLDERS' EQUITY

| | | |
|---|---|---|
| LIABILITIES: | | |
| Accounts Payable and Accrued Expenses | | $ 26,913 |
| Income Taxes Payable | | 280 |
| | | |
| COMMITMENTS AND CONTINGENCIES (SEE NOTE 2) | | |
| | | |
| STOCKHOLDERS' EQUITY: | | |
| Common Stock - 1,000,000 Shares Authorized $1 Par Value; 54,825 Shares Issued and Outstanding | $ 63,750 | |
| Paid-In Capital | 151,625 | |
| Treasury Stock - At Cost 8,925 Shares | (26,247) | |
| Retained Earnings | 219,263 | 408,391 |
| | | $ 435,584 |

See Accompanying Notes

**PORTFOLIO RESOURCES GROUP, INC.**
**STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY**
**FOR THE YEAR ENDED DECEMBER 31, 2001**

| | COMMON STOCK | PAID-IN CAPITAL | TREASURY STOCK | RETAINED EARNINGS | TOTAL |
|---|---|---|---|---|---|
| SHAREHOLDERS' EQUITY JANUARY 1, 2001 | $ 63,750 | $ 151,625 | $ (26,247) | $ 223,508 | $ 412,636 |
| LOSS | - | - | - | (4,245) | (4,245) |
| SHAREHOLDERS' EQUITY DECEMBER 31, 2001 | $ 63,750 | $ 151,625 | $ (26,247) | $ 219,263 | $ 408,391 |

See Accompanying Notes

## PORTFOLIO RESOURCES GROUP, INC.
## STATEMENT OF OPERATIONS
## FOR THE YEAR ENDED DECEMBER 31, 2001

| | |
|---|---|
| REVENUES: | |
| Principal Transactions | $ 212,612 |
| Commission Income | 259,374 |
| | 471,986 |
| OPERATING EXPENSES | 494,001 |
| INCOME FROM OPERATIONS | (22,015) |
| INTEREST AND DIVIDEND INCOME | 17,021 |
| LOSS BEFORE BENEFIT FROM INCOME TAX | (4,994) |
| PROVISION FOR TAX BENEFIT | 749 |
| LOSS | $ (4,245) |

See Accompanying Notes

**PORTFOLIO RESOURCES GROUP, INC.**
**STATEMENT OF CASH FLOWS**
**FOR THE YEAR ENDED DECEMBER 31, 2001**

| | |
|---|---|
| CASH FLOWS FROM OPERATING ACTIVITIES: | |
| Loss | $ (4,245) |
| Adjustments to Reconcile Income to Net Cash | |
| Provided By Operating Activities: | |
| Depreciation | 6,094 |
| Decrease in Accounts Payable | (980) |
| Increase in Receivable From Broker | (16,046) |
| Decrease in Prepaid Expense | 2,520 |
| Decrease in Income Tax Payable | (749) |
| Net Cash Used by Operating Activities | (13,406) |
| DECREASE IN CASH | (13,406) |
| CASH BALANCE - JANUARY 1, 2001 | 227,160 |
| CASH BALANCE - DECEMBER 31, 2001 | $ 213,754 |
| CASH PAID DURING YEAR FOR: | |
| Interest | 241 |
| Income Taxes | -0- |

DISCLOSURE OF ACCOUNTING POLICY:

For purposes of the statement of cash flows, the Company considers cash in bank accounts and money market funds that are immediately available without penalty to be cash.

See Accompanying Notes

**PORTFOLIO RESOURCES GROUP, INC.**
**NOTES TO FINANCIAL STATEMENTS**
**DECEMBER 31, 2001**

NOTE 1 SIGNIFICANT ACCOUNTING POLICIES:

The Company has registered with Securities and Exchange Commission, the National Association of Securities Dealers, Inc. and the Florida Division of Securities as a broker/dealer. Consequently, its record keeping is in accordance with the rules and regulations prescribed by these agencies.

The Company is subject to the "Net Capital Rule" of the Securities and Exchange Commissions which require that the "Aggregate Indebtedness" as defined, shall not exceed fifteen times "Net Capital", as defined. At December 31, 2001 the Company's Net Capital was $394,332 and the "Required Net Capital", as defined, was $100,000. The ratio of "Aggregate Indebtedness" to "Net Capital" was 6.90%. Revenue is recognized on trade date.

INCOME TAXES:

Income taxes are provided for the tax effects of the transactions reported in the financial statements. There are no material timing differences giving rise to deferred taxes.

MONEY MARKET FUND:

This consists of a money market account held by the Company's carrying broker. This account is shown at it's market value.

FIXED ASSETS:

The Company's fixed assets are stated at cost. Repairs and maintenance are charged to expense as incurred. Upon disposition of fixed assets, if any, the related assets and accumulated depreciation are removed from the accounts and any gain or loss credited or charged to income. For financial reporting, fixed assets are depreciated using the straight-line method with an estimated life of 5 years. Depreciation expense for the year ended December 31, 2001 was $6,094.

ESTIMATES:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

NOTE 2 COMMITMENTS AND CONTINGENCIES:

The Company is an introducing broker and clears all transactions with and for customers on a fully disclosed basis with Correspondent Services Corporation (CSC), a wholly owned and fully guaranteed subsidiary of UBS PaineWebber Company. The Company instructs all customers to transmit funds and securities to such clearing broker/dealer. In connection with this arrangement, the Company is contingently liable for the payment of securities purchased and the delivery of securities sold by customers. The agreement may be canceled by either of the parties hereto upon sixty (60) days written notice or upon 30 days if various net capital requirements are not met.

In addition, the agreement also calls for a minimum clearing charge of $5,000 per month.

NOTE 2 COMMITMENTS AND CONTINGENCIES (CON'T):

The Company has an arrangement with Investment Resources International, Inc., an affiliated company, to provide administrative support. The agreement calls for the company to pay 90% of all revenues less clearing fees and communication costs to Investment Resources for these services, plus $2,500 a month for operating expenses. The agreement also calls for these fees to be waived in any given month, at the sole discretion of Investment Resources International, Inc. Additionally, each year the Company will collect from each non-investment advisory account an annual administrative fee of $125.00 which will be remitted to Investment Resources International, Inc.

NOTE 3 RELATED PARTY TRANSACTIONS:

Included in operating expenses is $357,516 for administrative support which includes rent and clerical assistance, and $30,000 for office expenses paid to an affiliated company, Investment Resources International, Inc. The companies are related by common ownership. Accounts Payable and Accrued Expenses of $26,913, are due to Investment Resources International, Inc.

NOTE 4 MAJOR CUSTOMER AND CONCENTRATION OF RISK:

The Company has two major customers which operates in the financial services industry. The company earned approximately 33% of its income from those customers during 2001.

A significant portion of the Company's customers are located in Venezuela.

NOTE 5 INCOME TAXES:

For the year ended December 31, 2001, the company incurred a loss. The income tax benefit from their loss is a result of the reduction of the income tax liability.

## SUPPLEMENTARY INFORMATION

**PORTFOLIO RESOURCES GROUP, INC.**
**COMPUTATION OF NET CAPITAL PER**
**UNIFORM NET CAPITAL RULE 15c 3-1**
**DECEMBER 31, 2001**

| | | |
|---|---|---|
| CREDITS: | | |
| Shareholders' Equity | | $ 408,391 |
| | | |
| DEBITS: | | |
| Prepaid Expenses | $ 1,666 | |
| Equipment, Net | 4,118 | 5,784 |
| | | |
| NET CAPITAL BEFORE HAIRCUTS ON SECURITIES POSITION | | 402,607 |
| | | |
| Haircuts on Securities Position: | | |
| Money Market Fund | $ 4,275 | |
| Paine Webber Deposit | 4,000 | 8,275 |
| NET CAPITAL | | 394,332 |
| | | |
| MINIMUM NET CAPITAL REQUIREMENT: 6 2/3% of Aggregate Indebtedness of $-0- or $100,000, whichever is greater | | 100,000 |
| | | |
| EXCESS NET CAPITAL | | $ 294,332 |
| | | |
| RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL | | 6.90% |
| | | |
| SCHEDULE OF AGGREGATE INDEBTEDNESS: | | |
| Accounts Payable & Accrued Expenses | | 280 |
| Income Taxes Payable | | 26,913 |
| | | $ 27,193 |

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
PURSUANT TO RULE 15c3-3

The Company claims an exception from Rule 15c3-3 under the following sections:

(K) (2) (B) - All customers transactions are cleared through another broker/dealer, CSC - UBS PaineWebber Company, on a fully-disclosed basis.

See Accompanying Accountants' Report

**PORTFOLIO RESOURCES GROUP, INC.**
**RECONCILIATION OF COMPUTATION OF NET CAPITAL**
**PER UNIFORM NET CAPITAL RULE 15c 3-1 TO**
**COMPANY'S CORRESPONDING UNAUDITED**
**FORM X-17A-5 PART IIA FILING**
**DECEMBER 31, 2001**

| | |
|---|---|
| NET CAPITAL PER COMPUTATION | $ 394,332 |
| Adjustments: | |
| Accrued Expenses | 6,571 |
| Income Taxes | (749) |
| NET CAPITAL PER COMPUTATION INCLUDED IN THE COMPANY'S UNAUDITED FORM X-17A-5 PART IIA FILING | $ 400,154 |

SUBORDINATED DEBT

The Company did not have subordinated debt as of December 31, 2001 or at any time during the year then ended.

See Accompanying Accountants' Report

**Finkelstein**
**Brown**
**Nemet**
**& Rothchild, P.A.**
CERTIFIED PUBLIC ACCOUNTANTS

6401 S.W. 87th Avenue • Suite 203
Miami, Florida 33173

2525 N. State Road., 7 • Suite 205
Hollywood, Florida 33021

Dade: (305) 595-2727
Broward: (954) 437-0017
Fax: (305) 595-4691
web: www.cpasfla.com
e-mail: fbnr@cpasfla.com

REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5 FOR
A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3

To the Board of Directors
Portfolio Resources Group, Inc.

In planning and performing our audit of the financial statements of Portfolio Resources Group. Inc. for the year ended December 31, 2001, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

To the Board of Directors
Portfolio Resources Group, Inc.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in the internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purpose in accordance with the Securities and Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31,2001 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.



FINKELSTEIN BROWN NEMET & ROTHCHILD, P.A.

Miami, Florida
February 20, 2002